NEWS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES ACQUISITION OF SHARES OF PROFOUND ENERGY INC.

Calgary, Alberta – June 15, 2009 (TSX – PMT.UN) – Paramount Energy Trust ("PET" or the "Trust") announces that it has today purchased on the TSX 46,200 common shares (the "Acquired Shares") of Profound Energy Inc. ("Profound").  The highest price per share paid for the Acquired Shares was $1.75.  On April 24, 2009, 1463072 Alberta Ltd., an indirect wholly-owned subsidiary of PET, mailed a take-over bid circular and offer to shareholders of Profound (the "Offer").  On June 15, 2009 PET extended the expiry date of the Offer to 8:00 a.m. (Mountain Time) on June 29, 2009, to allow Profound shareholders an additional opportunity to tender their Common Shares.  A notice of extension will be mailed to Profound shareholders.

During the currency of the Offer, PET has purchased on the TSX an aggregate of 1,319,400 Profound common shares at an average price of $1.6119 per Profound common share.  After giving effect to the purchase of the Acquired Shares, PET and its subsidiaries own 1,319,400 Profound common shares and 9,224,310 special warrants to acquire Profound common shares.  Each special warrant is convertible into one Profound common share, subject to adjustment.  Conversion of the special warrants is automatic in certain events and otherwise at the option of PET.  The special warrants are redeemable by PET and Profound at their subscription price in certain circumstances.

This news release is neither an offer to purchase securities nor a solicitation of an offer to sell securities.  PET has filed a take-over bid circular and offer with Canadian securities regulatory authorities and Profound has filed a directors' circular with respect to the Offer, recommending that shareholders tender their Profound common shares to the Offer.

Shareholders of Profound and other investors are urged to read the take-over bid circular and the related directors' circular.  These documents, as well as any amendments and supplements to them and any other relevant document filed or to be filed with Canadian securities regulatory authorities contain important information.

PET has retained Kingsdale Shareholder Services Inc. as information agent for the Offer.  Shareholders may obtain a copy of the take-over bid circular, the related letter of transmittal and election form, notice of guaranteed delivery, the directors' circular and certain other offer documents at www.sedar.com.  In addition, any questions or requests for assistance or further information on how to tender common shares to the Offer, may be directed to and copies of the above referenced documents may be obtained by contacting the information agent at 1-888-518-6554 or by email at contactus@kingsdaleshareholder.com.

Paramount Energy Trust is a natural gas-focused Canadian energy trust. Paramount's Trust Units and Convertible Debentures are listed on the Toronto Stock Exchange under the symbols "PMT.UN", "PMT.DB", "PMT.DB.A", "PMT.DB.B" and "PMT.DB.C", respectively. Further information with respect to the Trust can be found at its website at www.paramountenergy.com.

The TSX has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Kingsdale Shareholder Services Inc.

1-888-518-6554 (Toll Free)

Outside North America, Banks and Brokers Call Collect: 416-867-2272

416 867-2271 (Fax)

1-866-545-5580 (Fax – Toll Free)

– or –

Paramount Energy Operating Corp.,

Administrator of Paramount Energy Trust

Suite 3200, 605 - 5 Avenue SW

Calgary, Alberta, Canada T2P 3H5

403 269-4400

403 269-4444 (Fax)

Email: info@paramountenergy.com

Website: www.paramountenergy.com

Susan L. Riddell Rose

President and Chief Executive Officer

Cameron R. Sebastian

Vice President, Finance and Chief Financial Officer

Sue M. Showers

Investor Relations and Communications Advisor